Exhibit 99.1

Vistas Media Acquisition Company Inc. and Anghami Announce
Joint Venture Between Sony Music Entertainment Middle East and Anghami For New Record Label ‘Vibe Music Arabia’

●	Joint venture between Sony Music Entertainment Middle East and Anghami to provide creative home for Arabic artists of all genres and styles.

●	Wholly independent label to release music across all platforms in all formats.

●	Former TikTok executive Rami Zeidan appointed General Manager to lead the new record label.

●	Anghami, the leading music streaming platform in the Middle East and North Africa, to merge with Vistas Media Acquisition Company Inc. (NASDAQ:VMAC) to become the first Arab technology company to list on NASDAQ New York.

●	Vistas Media Acquisition Company Inc. and Anghami earlier announced the submission of a Registration Statement on Form F-4 to the U.S. Securities and Exchange Commission with respect to their proposed business combination on October 14, 2021.

NEW YORK, NY – December 15, 2021 – Anghami Inc. (“Anghami”), the leading music streaming platform and service in the Middle East and North Africa, and Vistas Media Acquisition Company Inc. (NASDAQ:VMAC) a publicly traded special purpose acquisition company (“SPAC”) led by CEO F. Jacob Cherian and co-founders Saurabh Gupta and Abhayanand Singh, announced the launch of a new joint venture record label, “Vibe Music Arabia”, between Sony Music Entertainment Middle East (“SME”) and Anghami.

Officially announced during the XP Music Conference by MDLBEAST in Riyadh, Saudi Arabia, Vibe Music Arabia will act as a creative, accelerator and educational hub to empower musicians, songwriters, producers and content creators to tell their stories regionally and globally. Aimed at showcasing the richness of Arabic music to a global audience, Vibe Music Arabia will strike the perfect balance between its global reach coupled with its deep regional insights to unleash the creative power of a new generation of Arabic artists.

In an official statement, F. Jacob Cherian, Chief Executive Officer of Vistas Media Acquisition Company Inc., commented, “We are extremely delighted with this joint venture that brings together a global music powerhouse with the leading music streaming platform in the MENA region. This partnership will create original music content that will be released on all global streaming platforms and services around the world, maximizing reach and shining a spotlight on emerging music across the MENA region. This joint venture further validates the strength, reach, brand power and growth prospects of Anghami that will soon merge with our SPAC, post the completion of the business combination.”

“At Anghami we are proud of our deep-rooted Arabic origins,” added Eddy Maroun, Co-Founder and CEO of Anghami. “We see so many talented artists and songs emerge daily from this region and believe there is a real opportunity for a boutique label to foster these fast-growing music communities and help develop their craft. Now is the perfect time for Vibe Music Arabia. The team is young and passionate, with a wealth of experience and creativity that will unlock the potential in the Middle East, enrich the independent music scene and, most importantly, create original tracks for the whole world to enjoy.”

Through Vibe Music Arabia, artists, songwriters and producers will have access to a range of opportunities to build their brand and reach in the Middle East, as the new label combines Anghami’s unique local insights, rich data and networks with Sony Music Entertainment’s global reach and expertise.

In an earlier official statement, Shridhar Subramaniam, President, Corporate Strategy and Market Development, Asia and Middle East, Sony Music Entertainment, said, “We are thrilled to announce the launch of Vibe Music Arabia as a new label for independent Arabic artists – combining Sony Music Entertainment’s unrivalled regional teams with dedicated resources and Anghami’s best-in-class services and technology, to help foster long-term partnerships and deliver global success for the next generation of Arabic artist talent. Our partnership with Anghami, a company which has deep connections to Arabic music listeners across the world, is a further validation of Sony Music’s commitment to this fast-growing region. We believe the creative, community-first leadership team at Vibe Music Arabia are perfectly placed to nurture and develop more artist stories and music and look forward to seeing the label’s fast-paced growth and success in the years to come.”

Bringing more than 15 years’ experience in cultural marketing, music and entertainment, most recently as the head of TikTok MENA’s Video and Creative division, Rami Zeidan will be leading Vibe Music Arabia as General Manager. Commenting on the launch, in an earlier official statement he said, “At Vibe, our approach is simple, to be a creative and enabling hub, and to build a dialogue within the community to teach, learn and help young talent grow. I am feeling super inspired by the region’s enabling ecosystem and the young talent that is coming from every corner. With the impact of digital streaming on the rise, our commitment is to foster this talent, and work hand in hand towards shaping a new era for Arabic music.”

On October 14, 2021, Vistas Media Acquisition Company Inc. and Anghami announced the submission of a Registration Statement on Form F-4 to the U.S. Securities and Exchange Commission with respect to their proposed business combination. The business combination is subject to customary closing conditions, including the approval of VMAC’s stockholders, and is expected to be consummated in the first quarter of 2022. Upon the closing of the business combination, the Company will operate under the Anghami name and is expected to be listed on NASDAQ trading under the new symbol “ANGH”. For more information about the transaction, please visit https://vmac.media/.

About Vistas Media Acquisition Company Inc.

VMAC is a blank check company, also commonly referred to as a Special Purpose Acquisition Company, or SPAC, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities in the Global Media and Entertainment sector. To learn more about Vistas Media Acquisition Company Inc., please visit https://vmac.media.

About Anghami

Anghami is the leading digital music entertainment technology platform in the Middle East and North Africa, with the largest catalogue comprising more than 57 million songs available for more than 70 million users. When it launched in 2012, Anghami was the first music-streaming platform in MENA. In digitizing the region’s music, it has become the best-known and best-loved brand in music streaming in MENA. Today, Anghami features licensed content from leading Arabic labels, independent artists and distributors. Anghami also features music from the major International labels such as Universal, Sony, Warner and is continuously licensing new content. Headquartered in Abu Dhabi, it has offices in Beirut, Dubai, Cairo and Riyadh and operates in 16 countries across MENA. It is the only service available in English, Arabic and French, and remains close to its customer base, not only thanks to its pan-regional presence but also via the 56 million user data points it generates every day. To learn more about Anghami, please visit www.anghami.com

About Vibe Music Arabia

A new age boutique record label aimed at inspiring the highest potential of the Arab music community through creativity and audience connection. Vibe Music Arabia is wholly independent, geared with the perfect balance of global best practice and deep Arabic insights and culture. Hand in hand with the music community, writers, composers, producers, artists and partners, we will further support the sound of the new generation celebrating the diversity of our region and the unity of our culture. Let's Vibe!

Additional Information and Where to Find It

In connection with the proposed business combination, Anghami has filed a Registration Statement on Form F-4, including a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the SEC. VMAC’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about Anghami, VMAC, and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of VMAC as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: fjc@vmac.media.

Participants in Solicitation

VMAC and its directors and executive officers may be deemed participants in the solicitation of proxies from VMAC’s stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in VMAC will be included in the proxy statement/prospectus for the proposed business combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

Anghami and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of VMAC in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination, which will be made available as noted in the above paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. VMAC’s and Anghami’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the satisfaction of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside VMAC’s and Anghami’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against VMAC and Anghami following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of VMAC and Anghami, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Anghami’s business and/or the ability of the parties to complete the proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations; (9) the possibility that Anghami or VMAC may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in the final prospectus of VMAC for its initial public offering, including those under “Risk Factors” therein, and in VMAC’s other filings with the SEC. VMAC cautions that the foregoing list of factors is not exclusive. VMAC cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. VMAC does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts:

VMAC:

F. Jacob Cherian, CEO

+1 212- 859-3525

fjc@vmac.media

ICR:

Ashley DeSimone / Brett Milotte, ICR

Ashley.desimone@icrinc.com / Brett.milotte@icrinc.com

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